U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 29, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:          TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Performance Trust Strategic Bond Fund (S000029835)

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 522 to the Trust’s Registration Statement on Form N-1A, filed on November 20, 2015 pursuant to Rule 477(a) of the Securities Act of 1933, as amended.

Post-Effective Amendment No. 522 was filed for the purpose of amending the principal investment strategies of the Performance Trust Strategic Bond Fund, a series of the Trust, but included the incorrect effective date of December 29, 2015. The Trust is filing this application for withdrawal of Post-Effective Amendment No. 522, and will file a separate Post-Effective Amendment on December 30, 2015.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment No. 522 has been signed by the President of the Trust this 29th day of December, 2015.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Adam W. Smith at (414) 765-6115.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President